UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)*


                         THE HALLWOOD GROUP INCORPORATED
                                (Name of Issuer)


                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    406364307
                                 (CUSIP Number)


                                 Mr. Steven Roth
                              Interstate Properties
                                210 Route 4 East
                            Paramus, New Jersey 07652
                                 (201) 587-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 29, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)

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
CUSIP NO. 406364307                                                  PAGE 2 OF 5 PAGES
---------------------                                             ---------------------

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1  NAME OF REPORTING PERSONS.                                     Interstate Properties
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).   22-1858622
---------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [  ]
                                                                                (b) [  ]
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3  SEC USE ONLY
---------------------------------------------------------------------------------------
4  SOURCE OF FUNDS                                                               WC
---------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                           |_|
---------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                                      New Jersey
---------------------------------------------------------------------------------------
 NUMBER OF
   SHARES        7  SOLE VOTING POWER                                        63,000
BENEFICIALLY     ----------------------------------------------------------------------
  OWNED BY       8  SHARED VOTING POWER                                       0
    EACH         ----------------------------------------------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER                                   63,000
   PERSON        ----------------------------------------------------------------------
    WITH         10 SHARED DISPOSITIVE POWER                                  0
---------------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              63,000
---------------------------------------------------------------------------------------
12 CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          |_|
---------------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        4.7%
---------------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON                                                  PN
---------------------------------------------------------------------------------------

         Interstate  Properties  ("Interstate")  hereby  amends its Statement on
Schedule 13D filed with respect to the common stock, $0.10 par value per share ("Common Stock"), of The Hallwood Group Incorporated, a Delaware corporation (the "Company"). This Amendment No.1 should be read in conjunction with the Statement on Schedule 13D of Interstate filed on May 16, 2003 (the "Initial
Schedule 13D"). This Amendment No. 1 amends the Initial Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         This  Amendment  No.1 is  being  filed  to  report  a  decrease  in the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by Interstate, as a result of an agreement between Interstate and the Company regarding the sale by Interstate of 35,000 shares of Common Stock to the Company.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph at the end thereof:

         On July 29, 2003, Interstate and the Company entered into a share purchase agreement pursuant to which Interstate agreed to sell, and the Company agreed to purchase, 35,000 shares of Common Stock, for the purchase price of $17.25 per share of Common Stock, or a total purchase price of $603,750. Upon consummation of the sale transaction, which is expected to occur promptly, Interstate will not beneficially own more than 5% of the Common Stock and will no longer be subject to the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(b) is hereby amended by deleting the first sentence and replacing with the following:

         (a) - (b)Upon consummation of the sale transaction described in Item 4, Interstate will own 63,000 shares (4.7%) of Common Stock.

Item 5(c) is hereby amended to read in its entirety as follows:
         (c) Except as described in Item 4, Interstate has not engaged in any transactions in the Common Stock in the past 60 days.

Item 5(e).
                  July 29, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to read in its entirety as follows:

         On July 29, 2003, Interstate and the Company entered into a share purchase agreement pursuant to which Interstate agreed to sell, and the Company agreed to purchase, 35,000 shares of Common Stock, for the purchase price of $17.25 per share of Common Stock, or a total purchase price of $603,750. Upon consummation of the sale transaction, which is expected to occur promptly, Interstate will not beneficially own more than 5% of the Common Stock and will no longer be subject to the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934, as amended.

         The information set forth in response to this item is qualified in its entirety by reference to the document which is filed as Exhibit 99.1 to this
Schedule 13D.

Item 7.   Material to be Filed as Exhibits

          99.1 Share Purchase Agreement, dated July 29, 2003, between The Hallwood Group Incorporated and Interstate Properties.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 30, 2003                       INTERSTATE PROPERTIES


                                           By: /s/ Steven Roth
                                               --------------------------------
                                               Steven Roth
                                               Managing General Partner

                                  EXHIBIT INDEX


Exhibit Number      Description

     99.1 Share Purchase Agreement, dated July 29, 2003, between The Hallwood Group Incorporated and Interstate Properties.